UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-39152

QUANTUM BIOPHARMA LTD.

(Registrant)

1 Adelaide Street East, Suite 801

Toronto, Ontario M5C 2V9

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Information contained in this report

On March 7, 2025, the Registrant issued a press release announcing the cancellation of certain warrants, the grant of stock options, and the closing of a fourth tranche of its debenture offering. A copy of this press release is furnished as Exhibit 99.1 to this Report.

On October 29, 2025, the Registrant issued a press release announcing a non-brokered private placement of class A multiple voting shares and providing related-party and early warning disclosure. A copy of the press release is furnished as Exhibit 99.2 to this Report.

On March 10, 2026, the Registrant issued a press release announcing a proposed non-brokered private placement of convertible debenture units and a proposed settlement of certain indebtedness through the issuance of Class B subordinate voting shares. A copy of the press release is furnished as Exhibit 99.3 to this Report.

On March 11, 2026, the Registrant issued a press release announcing revisions to the terms of its proposed convertible debenture units financing and related debt settlement. A copy of the press release is furnished as Exhibit 99.4 to this Report.

On March 27, 2026, the Registrant issued a press release announcing its audited financial and operational results for the fourth quarter and year ended December 31, 2025. A copy of the press release is furnished as Exhibit 99.5 to this Report.

On April 27, 2026, the Registrant issued a press release announcing the engagement of Senergy Communications Capital Inc. and King Tide Media LLC to provide marketing and investor and shareholder relations services. A copy of the press release is furnished as Exhibit 99.6 to this Report.

On July 7, 2026, the Registrant issued a press release announcing the engagement of FinnCom, Inc. to provide marketing and investor awareness services. A copy of the press release is furnished as Exhibit 99.7 to this Report.

On July 20, 2026, the Registrant issued a press release announcing the proposed settlement of certain indebtedness through the issuance of Class B subordinate voting shares. A copy of the press release is furnished as Exhibit 99.8 to this Report.

On July 30, 2026, the Registrant issued a press release announcing the closing of the debt settlement and the issuance of Class B subordinate voting shares in settlement of the indebtedness. A copy of the press release is furnished as Exhibit 99.9 to this Report.

On August 21, 2026, the Registrant issued a press release announcing the grant of stock options to certain directors, officers, employees and consultants. A copy of the press release is furnished as Exhibit 99.10 to this Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUANTUM BIOPHARMA LTD.
(Registrant)

Date September 17, 2026	By	/s/ Donal Carroll
Donal Carroll
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release dated March 7, 2025 – Quantum BioPharma Provides Corporate Update

99.2	Press Release dated October 29, 2025 – Quantum BioPharma Ltd. Announces Corporate Updates

99.3	Press Release dated March 10, 2026 – Quantum BioPharma Provides Corporate Update

99.4	Press Release dated March 11, 2026 – Quantum BioPharma Provides Corporate Update

99.5	Press Released dated March 27, 2026 – Quantum BioPharma’s 2025 Audited Year End Financial Results Maintain ‘No Going Concern’ Status

99.6	Press Release dated April 27, 2026 – Quantum BioPharma Provides Corporate Update

99.7	Press Release dated July 7, 2026 – Quantum BioPharma Provides Corporate Update

99.8	Press Release dated July 20, 2026 – Quantum BioPharma Announces Intention to Settle Debt

99.9	Press Release dated July 30, 2026 – Quantum BioPharma Announces Closing of Debt Settlement

99.10	Press Release dated August 21, 2026 – Quantum BioPharma Provides Corporate Update

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